Media Release
Planegg/Munich, Germany, March 16, 2022
MorphoSys AG Reports Fourth Quarter and Full Year 2021 Financial Results and Provides Corporate Update
–Monjuvi® U.S. net product sales of US$ 23.6 million (€ 20.5 million) for the fourth quarter and US$ 79.1 million (€ 66.9 million) for the full year 2021
–Pipeline advances: enrollment progressing across three Phase 3 trials in myelofibrosis, first-line DLBCL, and FL/MZL
–Results of the ongoing MANIFEST Phase 2 study of pelabresib in combination with ruxolitinib for myelofibrosis suggest potential benefit and disease modifying characteristics of pelabresib
–€ 976.9 million in cash and other financial assets at December 31, 2021
Conference call and webcast (in English) tomorrow, March 17, 2022, at 1:00pm CET (12pm GMT/8:00am EDT)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the fourth quarter and full year 2021.

"In 2021, we accelerated our vision to become a leader in hematology/oncology with the acquisition of Constellation Pharmaceuticals which expanded our late-stage pipeline," said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. "We are proud that approximately 2,000 patients have been treated with Monjuvi in the U.S. since launch and continue to have the leading market share of second line new patient starts."
Jean-Paul Kress continued, “Looking ahead, we are focused on continued execution of the Monjuvi commercialization and rapidly progressing our pivotal studies of pelabresib in myelofibrosis and tafasitamab in 1L DLBCL, FL, and MZL. We are committed to bringing innovative medicines to people with cancer and are well positioned to deliver on our growth strategy to create long-term shareholder value.”

Tafasitamab Highlights:
Monjuvi (tafasitamab-cxix) U.S. net product sales of € 20.5 million (US$ 23.6 million) for the fourth quarter of 2021 and € 66.9 million (US$ 79.1 million) for the full year of 2021.
Minjuvi® Royalty revenue of € 0.6 million for sales outside of the U.S. in the fourth quarter of 2021. Full year 2021 Minjuvi royalty revenue of € 0.7 million.
Enrollment of first patient in Phase 3 trial evaluating the safety and efficacy of tafasitamab compared to placebo in combination with lenalidomide and rituximab in patients with relapsed or refractory follicular lymphoma (FL) or marginal zone lymphoma (MZL). In January 2021, FDA granted orphan drug designation to tafasitamab for the treatment of follicular lymphoma (FL), and the first patient was dosed in the phase 3 inMIND study in April 2021.
Enrollment of first patient in Phase 3 trial evaluating tafasitamab and lenalidomide in addition to R-CHOP in first-line DLBCL patients. In May 2021, the first patient was dosed in the pivotal Phase 3 frontMIND study evaluating tafasitamab and lenalidomide in addition to rituximab, cyclophosphamide, doxorubicin, vincristine and prednisone (R-CHOP) compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated diffuse large B-cell lymphoma (DLBCL).
Health Canada and European Commission approve Minjuvi in combination with lenalidomide for DLBCL. In August 2021, Health Canada granted conditional marketing authorization for Minjuvi (tafasitamab) in combination with lenalidomide for the treatment of adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, who are not eligible for autologous stem cell transplant (ASCT) and the European Commission granted conditional marketing authorization for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Announcement of real-world evidence for tafasitamab in combination with lenalidomide for patients with DLBCL. In December 2021, MorphoSys presented additional real-world evidence results from the RE-MIND2 study comparing tafasitamab in combination with lenalidomide against the most frequently used treatments in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). These treatments include polatuzumab vedotin plus bendamustine and rituximab (Pola-BR), rituximab plus lenalidomide (R2), and CD19 chimeric antigen receptor T-cell (CAR-T) therapies. The data was presented at the 63rd American Society of Hematology Annual Meeting and Exposition (ASH 2021).
National Comprehensive Cancer Network® updates guidelines for Monjuvi On March 15, 2022, the National Comprehensive Cancer Network updated the designation of Monjuvi (tafasitamab-cxix) to preferred regimen in its Clinical Practice Guidelines in oncology for B-cell Lymphomas.
Pelabresib Highlights:
Announcement of data from Phase 2 MANIFEST study in patients with myelofibrosis. In December 2021, MorphoSys presented the latest data from the ongoing MANIFEST study, an open-label, Phase 2 clinical trial of pelabresib, an investigational BET inhibitor, in patients with myelofibrosis, a rare bone marrow cancer for which only limited treatment options are available. The data confirm and corroborate previously reported data, including updated data for the primary endpoint spleen volume reduction at week 24 for the combination arm 3 with ruxolitinib in frontline myelofibrosis and a reduction in total symptom score. The data increased MorphoSys' confidence in the probability of success for the phase 3 MANIFEST-2 study. These findings were presented at the 63rd American Society of Hematology Annual Meeting and Exposition (ASH 2021).
Other Program Highlights:
Enrollment of first patient in felzartamab Phase 2 trial for Immunoglobulin A Nephropathy (IgAN). In October 2021, the first patient has been dosed in the Phase 2 IGNAZ clinical trial evaluating felzartamab for patients with (IgAN).
Announcement of first data from felzartamab Phase 1b/2a study. In November 2021, MorphoSys presented interim results from M-PLACE, the ongoing Phase 1b/2a, proof of concept study with felzartamab in patients with membranous nephropathy (MN) at the 2021 Annual Meeting of the American Society of Nephrology (ASN).
Corporate Updates:
MorphoSys acquires Constellation Pharmaceuticals. In June 2021, MorphoSys entered into a definitive agreement to acquire Constellation Pharmaceuticals with its late-stage product candidate Pelabresib (CPI 0610) for treating myelofibrosis and CPI-0209, a mid-stage EZH2 inhibitor, for treating both hematologic and solid tumors.
MorphoSys enters into funding agreement with Royalty Pharma. MorphoSys secured from Royalty Pharma a US$ 1.425 billion upfront payment, access to Development Funding Bonds up to US$ 350 million, and up to US$ 150 million in milestone payments. As part of the agreement, Royalty Pharma Investments 2019 ICAV, a subsidiary of Royalty Pharma plc, purchased US$ 100 million in shares (1,337,552 shares) of MorphoSys at a price of € 63.35 per share on July 16, 2021.

Financial Results for the Fourth Quarter of 2021 (IFRS):
Total revenues for the fourth quarter of 2021 were € 52.9 million compared to € 36.0 million for the same period in 2020.

in € million	Q4 2021	Q3 2021	Q4 2020	Q-Q Δ	Y-Y Δ

Total revenues	52.9	41.2	36.0	28%	47%
Monjuvi product sales	20.5	18.6	14.1	10%	45%
Royalties	23.2	17.0	12.1	36%	92%
Licenses, milestones and other	9.3	5.6	9.8	66%	(5) %
Cost of Sales: In the fourth quarter of 2021, cost of sales was € 9.5 million compared to € 9.4 million for the comparable period in 2020.

Research and Development (R&D) Expenses: In the fourth quarter of 2021, R&D expenses were € 87.0 million (Q4 2020: € 52.8 million). The increase in R&D expenses is primarily due to the inclusion of R&D expenses from Constellation and higher investment to support the advancement of clinical programs.
Selling, General and Administrative (SG&A) Expenses: Selling expenses decreased in the fourth quarter of 2021 to € 32.5 million (Q4 2020: € 32.8 million) and general and administrative (G&A) expenses amounted to € 18.2 million (Q4 2020: € 14.2 million). The increase in G&A expense in the fourth quarter was driven mainly by transaction costs for the acquisition of Constellation and the inclusion of Constellation’s G&A expenses.
Impairment of Goodwill: In the fourth quarter, MorphoSys accounted for a non-cash impairment charge on goodwill in the amount of € 230.7 million, due to the decision to discontinue all US-based drug discovery and biology activities of Constellation which MorphoSys acquired in July 2021. MorphoSys will continue to focus its research activities on the most advanced programs at its German research hub in Planegg.
Operating Loss: Operating loss amounted to € 325.0 million in the fourth quarter of 2021 (Q4 2020: operating loss of € 75.2 million).
Consolidated Net Profit / Loss: For the fourth quarter of 2021, consolidated net loss was € 381.0 million (Q4 2020: consolidated net loss of € 16.5 million).

Financial Results for the Full Year 2021 (IFRS):
Total revenues for the full year of 2021 were € 179.6 million compared to € 327.7 million in 2020. The year-over-year decline was driven by the upfront payment of the collaboration and license agreement with Incyte executed in 2020 for the out-licensing of tafasitamab outside the U.S. The Group revenues include revenues of € 66.9 million from the recognition of Monjuvi product sales in the US. Royalties in 2021 included € 0.7 million from the sale of Minjuvi outside of the U.S. by our partner Incyte and € 64.9 million from Tremfya sales. While Tremfya royalties will continue to be recorded on MorphoSys’ income statement, the payments for these royalties are passed onto Royalty Pharma starting in the second quarter of 2021. As such, € 53.4 million of Tremfya royalties were passed on to Royalty Pharma in 2021.

in € million*	2021	2020	Y-Y Δ

Total revenues	179.6	327.7	(45) %
Product sales	66.9	18.5	>100%
Royalties	65.6	42.5	54%
Licenses, milestones and other	47.2	266.7	(82) %
* Differences due to rounding.

Cost of Sales: For full year 2021, cost of sales were € 32.2 million compared to € 9.2 million in 2020. The year-over-year increase was primarily driven by higher sales of Monjuvi in the U.S.
R&D Expenses: In 2021, R&D expenses were € 225.2 million compared to € 139.4 million in 2020. The R&D expenses increased due to higher development activity and the inclusion of expenses from the Constellation acquisition since July 15, 2021.
SG&A Expenses: Selling expenses increased in 2021 to € 121.5 million compared to € 107.7 million in 2020. The year-over-year increase was primarily driven by the first full year of commercialization activities for Monjuvi compared to the ramp up of activities in 2020.
G&A expenses amounted to € 78.3 million compared to € 51.4 million in 2020. The year-over-year increase was driven primarily by the transaction-related costs of € 37.3 million related to the Constellation and Royalty Pharma agreements. In addition, Constellation’s G&A expenses were included for the first time.
Operating Loss: Operating loss amounted to € 508.3 million in 2021 compared to an operating profit of € 18.0 million in 2020.
Consolidated Net Profit / Loss: For the full year of 2021, consolidated net loss was € 514.5 million compared to a net profit of € 97.9 million in 2020.
Cash and Other Financial Assets: As of December 31, 2021, the Company had cash and other financial assets of € 976.9 million compared to € 1,244.0 million on December 31, 2020.
Number of shares: The number of shares issued totaled 34,231,943 on December 31, 2021 compared to 32,890,046 at the end of 2020.

Full Year 2022 Financial Guidance:

Amounts in million	2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	100% of Monjuvi U.S. product cost of sales is recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 300m to 325m	2022 growth over 2021 will be driven primarily by investment in ongoing pivotal phase-3 studies, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.
SG&A expenses	€ 155m to 170m
51% to 56% of mid-point of SG&A expenses represents Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.
For 2022, we anticipate a year-over-year decline in SG&A, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.

Additional information related to 2022 Financial Guidance:
•Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S. Guidance for these royalties is not being provided as MorphoSys does not receive any sales forecasts from its partner Incyte.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2022. Milestones for otilimab are passed on to Royalty Pharma. Milestones from all other programs remain with MorphoSys at 100%.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.
•While R&D expense is anticipated to grow year-over-year due to investments in three pivotal studies, the growth is partially being offset by the consolidation of research/discovery activities.

•SG&A expense guidance range reflects savings from synergies following the acquisition of Constellation and streamlined commercialization efforts
•Anticipated foreign exchange (USD/EUR) to impact operating expenses (R&D and SG&A) negatively by approximately 3%.

***

Operational Outlook for 2022:
MorphoSys anticipates the following key development milestones in 2022:
•First proof-of-concept data from the ongoing clinical phase 2 study of CPI-0209 in solid tumors and blood cancer;
•Additional data from the phase 1/2 M-PLACE (proof-of-concept) study of felzartamab for the treatment of anti-PLA2R antibody positive membranous nephropathy (MN);
•First data from the phase 2 study (IGNAZ) to evaluate felzartamab in patients with immunoglobulin A nephropathy (IgAN);
•MorphoSys’ partner Roche expects a pivotal data readout of the GRADUATE 1 and GRADUATE 2 trials with gantenerumab in the second half of 2022. Roche initiated these phase 3 development program for patients with Alzheimer’s disease in 2018;
•Initiation of a combination study (in collaboration with Incyte and Xencor) of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL).

MorphoSys Group Key Figures (IFRS, end of financial year: December 31, 2021)

in € million	2021	2020	Δ	Q4 2021	Q4 2020	Δ

Revenues	179.6	327.7	(45) %	52.9	36.0	47%
Product Sales	66.9	18.5	>100%	20.5	14.1	45%
Royalties	65.6	42.5	54%	23.2	12.1	91%
Licenses, milestones and other	47.2	266.7	(82) %	9.3	9.8	(5) %
Cost of Sales	(32.2)	(9.2)	251%	(9.5)	(9.4)	1%
Gross Profit	147.4	318.5	(54) %	43.4	26.6	63%
Total Operating Expenses	(655.8)	(300.6)	>100%	(368.4)	(101.8)	>100%
Research and Development	(225.2)	(139.4)	62%	(87.0)	(52.8)	65%
Selling	(121.5)	(107.7)	13%	(32.5)	(32.8)	(1) %
General and Administrative	(78.3)	(51.4)	52%	(18.2)	(14.2)	28%
Impairment of Goodwill	(230.7)	(2.1)	>100%	(230.7)	(2.1)	>100%
Operating Profit / (Loss)	(508.3)	18.0	>(100)%	(325.0)	(75.2)	>100%
Other Income	8.2	14.6	(44) %	3.4	2.9	15%
Other Expenses	(6.4)	(5.2)	23%	(1.7)	(2.2)	(22) %
Finance Income	96.6	92.0	5%	(2.7)	31.6	>(100)%
Finance Expenses	(181.5)	(96.2)	89%	(89.0)	5.7	>(100)%
Income from Reversals of Impairment	0.3	(0.7)	>100%	(0.2)	0.4	>(100)%
Income Tax Benefit / (Expenses)	76.6	75.4	2%	34.4	20.2	70%
Consolidated Net Profit / (Loss)	(514.5)	97.9	>(100)%	(381.0)	(16.5)	>100%
Earnings per Share, Basic and Diluted	(15.40)	—	—	(11.16)	(0.50)	>100%
Earnings per Share, Basic	—	3.01	—	—	—	—
Earnings per Share, diluted	—	2.97	—	—	—	—
Cash and other financial assets (end of period)	976.9	1,244.0	(21) %	976.9	1,244.0	(21) %

MorphoSys will hold its conference call and webcast tomorrow, March 17, 2022, to present the full year 2021 results the outlook for 2022.
Dial-in number for the conference call (in English) at 1:00pm CET; 12:00pm GMT; 8:00am EDT:
Germany:        +49 69 201 744 220
For UK residents:    +44 203 009 2470
For US residents:    +1 877 423 0830
(All numbers reachable from any geography)
Participant PIN:    41714570#
Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at the Investors section under "Upcoming Events & Conferences" on MorphoSys' website, http://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.
Consolidated Financial Statements 2021 (IFRS) are available for download at:
https://www.morphosys.com/en/investors/financial-information

About MorphoSys
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Tafasitamab
Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).
In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in the EU.
XmAb® is a registered trademark of Xencor, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.
For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com